October 7, 2004


Paul B. Gridley
U.S. Shipping Partners L.P.
399 Thornhall Street, 8th Floor
Edison, New Jersey 08837

Re:  	U.S. Shipping Partners L.P.
Form S-1; Amendment No. 1
File No. 333-118141
Filed September 24, 2004

Dear Mr. Gridley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that a portion of the proceeds from the offering will be used to redeem common units held by United States Shipping Master LLC if the over-allotment option is exercised. Supplementally provide us with a detailed explanation of this arrangement and file any executed documents relating to this arrangement as an exhibit to the filing.
In your response, please detail the reasons why the transaction is structured as a sale by the issuer followed by a redemption of common units, rather than as a distribution of Master LLC`s common units. In addition, explain how this redemption serves as a "reimbursement" for the capital expenditures made by Master LLC as you indicate on page 8 and 39.

2. We note that you present information in the prospectus using an IPO price of $20.00 per share. Fill in the price range in the next amendment.

Cover

3. Revise the bullets to more clearly and forcefully name the material risks. For example, include the information to the first bullet that you lacked funds to pay the minimum payment for all units for the last year and interim stub. Add sub-bullets giving the major ways the general partner can disadvantage common unitholders.

4. We reissue our prior comment 4. Please remove the identification of the "Joint Book-Running Managers" and "Co-Lead Manager" from the prospectus cover page.

5. We reissue our prior comment 7. Please refer to Item 502(b) of Regulation S-K and accordingly move the dealer prospectus delivery obligation to appear on the back cover page of the prospectus.

Summary, page 1

6. Please disclose in bold the statement that estimated available cash from operating surplus during 2003 and the first half of 2004 would have been insufficient to pay the minimum quarterly distribution on all of our units. Also make it a bullet factor on the cover.

Issuance of additional units, page 11

7. Supplementally advise us of whether the additional common units that may be issued will be registered.

8. In that regard, supplementally provide us with a clarification of your disclosure that you can issue an unlimited number of common units for the redemption of outstanding common units if the redemption price does not exceed the net proceeds per unit. Describe your proposed method of issuing additional units and subsequently redeeming units, and discuss the circumstances pursuant to which this would occur.

Non-GAAP Financial Measures, page 15

9. We note your response to prior comment number 12 but reissue our comment. Your response did not specifically address the comment as it relates to how your presentation of net voyage revenue complies with FR-65. We note your response such that net voyage revenue is considered a standard performance measure used in the maritime industry; however, to the extent that such non-GAAP measure is included in a registration statement or SEC filing, it must comply with FR-65, regardless of former standard industry practice. In this regard, as this non-GAAP performance measure includes adjustments that will recur every period, you should not present this non-GAAP measure in commission filings under the guidance in Item 10(e)(ii) of
Regulation S-K.   However, as an alternative, you can separately
disclose the amount of voyage revenues and voyage expenses for each period and (i) explain that a standard maritime industry performance measure uses net voyage revenues which is computed as voyage revenues, net of voyage expenses; and (ii) discuss its use in the calculation of average daily time charter equivalents. Your disclosures should be limited to the items above without computing or disclosing the aggregate dollar amount of this non-GAAP performance measure, net
voyage revenue.   Please revise your disclosure and MD&A (page 65),
accordingly.

10. Reference is made to "Adjusted EBITDA".   From your disclosure,
you state that this non-GAAP measure is used as both a performance and
liquidity measure.   You specifically disclose that "Adjusted EBITDA"
is used to assess compliance with certain financial covenants included in your debt agreements. However, we note no disclosure in your MD&A or notes to financial statements that discuss this material debt covenant. In accordance with the guidance in Question 10 of the June 13, 2003 Frequently Asked Questions on Non-GAAP Financial Measures, if management believes that "Adjusted EBITA" is a material covenant in a material debt agreement, you should provide all disclosures specified in this Question or delete this non-GAAP liquidity measure accordingly.

11. Please note that the guidance in this question also states that discussion of this non-GAAP financial measure for other purposes would not be permitted unless otherwise allowable under Item 10(e) of
Regulation S-K.   In this regard, it appears that disclosure of
"Adjusted EBITDA" as a performance measure (reconciled to Net Income
(Loss)) does not appear appropriate under the guidance of Item 10(e) of Regulation S-K, as the adjustment for (Gains) Loss on Debt Extinguishment is reasonably likely to recur again with the repayment of debt outstanding. Furthermore, the adjustment for other income, net is not appropriate when presenting EBITDA as a performance measure, as one should only adjust net income by interest, taxes and
depreciation and amortization in reconciling to EBITDA.   Please
delete "Adjusted EBITDA" as a performance measure, accordingly. Similarly revise your MD&A (page 65).

We rely on a limited number of customers, page 23

12. Name each customer who accounts for 10% or more of your revenues for the periods presented and give the percentage.

Risks Inherent in an Investment in Us, page 28

13. Please include a separate risk factor that addresses your ability to pay your quarterly cash distributions from working capital borrowings. Clearly state the source of your working capital borrowings and the impact this may have on your working capital requirements. In addition, discuss the impact on the value of the common units.

Dilution, page 41

14. We were unable to recompute the pro forma tangible book value per common unit before the offering of $(0.08). Supplementally tell us how you arrived at this amount based upon the formula provided in footnote 1.

Operating Surplus and Capital Surplus, page 42

15. In the next amendment please replace "operating surplus" with a term that better describes the concept. See the first full paragraph on page 43, which makes clear that what you call "operating surplus" is confusingly named.

Distribution of Cash upon liquidation, page 50

16. If the general partner and its affiliates could do better than common unit-holders in the event of a liquidation, please describe.

Business, page 95

17. Recast the statement that you have "a reputation for high standards" on page 98, as your belief or supplementally substantiate. Revise the summary and Management`s Discussion and Analysis accordingly.

Security Ownership of Certain Beneficial Owners and Management, page
127

18. With respect to any beneficial owner whose common units are subject to the over-allotment option, include a selling shareholder table listing the unit amounts such person might have redeemed if identical units are sold for the over-allotment option and identify each such beneficial owner as a "deemed underwriter" in the event the over-allotment option is exercised.

Certain Relationships and Related Party Transactions, page 129

19. Revise this section to discuss the redemption of common units held by the Master LLC. The discussion should include a clear account of the redemption, including reasons for the redemption, the principle followed to determine the redemption price, the identity of the persons making the determination, and the original cost of the common units. Refer to Item 404 of Regulation S-K.

Fiduciary Duties, page 136

20. Revise the second paragraph to clarify that the provisions restricting fiduciary duties are in place to disadvantage common unitholders by attempting to deprive them of legal remedies in the event the general partner violates his fiduciary duty. Delete the added material which appears inconsistent with this statement. If you disagree, please supplementally explain why.

Material Tax Consequences, page 159

21. It is inappropriate to refer to an opinion as a "summary." Please revise the first sentence of this section.

Unaudited Pro Forma Consolidated Statement of Operations, pages F-4 and F-5

22. We note that your pro forma weighted average units outstanding of approximately 13.8 million units include all 6 million common units
issued in the IPO.   It is staff position that the denominator in
computing pro forma EPS (i.e. net income per unit) should include only those common units whose proceeds are being reflected in pro forma adjustments to the consolidated statements of operations (i.e. debt
repayment).   In this regard, the common units whose proceeds will be
used for general corporate purposes (i.e. working capital) and other purposes that are not reflected in an adjustment to the consolidated statement of operations should not be used in computing EPS. However, you may present "additional" EPS data reflecting the issuance of all
shares if this information if considered meaningful.   If additional
EPS is reflected on the face of the pro forma consolidated statements
of operations, it should be labeled appropriately.   Please revise
this pro forma consolidated financial statement section as well as the summary / selected historical and pro forma financial and operating data sections (pages 14 and 64), accordingly.

Note 1 - Basis of Presentation, the Offering and Other Transactions, page F-6

23. In the last paragraph of note 1, you state that approximately $1.7 million of incremental general and administrative expenses will be incurred on an annual basis and the pro forma statements do not include any adjustment for these estimated incremental costs.
However, as the pro forma statements give effect to the offering as a public company and the amount of estimated incremental expenses is significant to your results of operations, you should specifically include these incremental expenses as an adjustment to your pro forma
statement of operations.   In this regard, the pro forma statement of
operations should be indicative of the ongoing entity representing
adjustments that are expected to have a continuing impact.   Please
revise your annual and interim pro forma statements of operations, accordingly.

Note 2 - Pro Forma Adjustments and Assumptions, page F-7

24. We note your disclosure of assumptions for pro forma adjustment
(B) relating to the retention by United States Shipping Master LLC or its affiliates of certain assets. You indicate that $1,500,000 of payables to certain entities currently included as subsidiaries of the United States Shipping Master that will not be included in the U.S. Shipping Partners L.P. In this regard, please either revise or supplementally explain why this pro forma adjustment is characterized as credit rather than a debit to accounts payable in the amount of $1,493,000 on the face of the unaudited pro forma consolidated balance sheet (page F-3).

Financial Statements

General

25. Provide a currently dated consent from the independent public accountants in the amendment.

Estimated Available Cash From Operating Surplus, page D-1

26. Pro forma net income for the year ended December 31, 2003 and the six months ended June 30, 2004 of $8,787,000 and $4,062,000, respectively, do not agree to the amounts presented on the face of the unaudited pro forma consolidated statements of operations for the year ended December 31, 2003 (page F-4) and six months ended June 30, 2004 (page F-5). Please revise accordingly.

Item 16. Exhibits

27. Please provide us with your tax and legality opinions in the next amendment.

Signatures

28. Please revise the signature page to indicate who is signing in the capacity of principal financial officer. Refer to Instruction 2 to the Signature section of Form S-1.

Closing

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions on the financial statements and related disclosure to Jean Yu at (202) 824-5421, or David Humphrey, at (202) 942-1995. Direct any other questions to Hanna Teshome at (202) 942-2975, or in her absence to me at (202) 942-2936.

								Sincerely,



								Sara W. Dunton
								Special Counsel



cc: via facsimile
Mike Rosenwasser, Esq.
Vinson & Elkins LLP
(917) 206-8100








U.S. Shipping Partners L.P.
October 7, 2004
Page 1